EXHIBIT 99.8

April 22, 2005 Media Interviews on the Financial Performance of Wipro Limited for the
quarter & year ended March 31, 2005

CNBC
Interviewee:
Vivek Paul, Vice Chairman, Wipro Limited
Suresh Senapaty, CFO, Wipro Limited
Raman Roy, Chairman, Wipro BPO Solutions Limited,
Sudip Banerjee, President, Enterprise Solutions, Wipro Limited

First half

CNBC: It is time for Wipro. That’s what we are going to discuss over the next few minutes because the results are out and we’ve the top management with us, Vivek Paul, Vice Chairman of Wipro, and we have got Suresh Senapaty, Chief Finance Officer also joining in. In a bit we will also be joined by Sudip Banerjee and Raman Roy of Wipro, BPO.

Vivek, Suresh, good morning to you. Let me start with you Vivek. We’ve seen good volume growth in this quarter but a little bit of margin compression. How would you sum up what has gone through in Q4.

Vivek Paul: If you go back to the last quarter we talked about the fact that the spending in technology growth was going to come off a little bit. In other words we would be seeing a moderate spending environment, and the joy of anticipation is that you can take action in advance. So we focused on our existing accounts, and as a result, a lot of our volume growth came from existing accounts. We were able to grow virtually every category of account greater 1 million, greater than 5, greater than 10, greater than 20. Something like 22 out of our Top 50 customers grew at a double-digit sequential growth. What we were able to do was go after the existing accounts. If I can just highlight by verticals, what we saw was financial services did really well for us this quarter on a sequential basis as well as Telecom. On the practice line side, the testing business unit did really well. And in geography, Europe was an outstanding winner for us. So we got good growth along those lines. If you look at the operating margin line, we kind of had a balance. We got actually operating margin improvements on the IT side off set by some declines on the BPO side. Improvements on the IT side were driven primarily by the fact that you had utilization and offshore improvement.

CNBC: Suresh, good morning to you. Could you just take us through the complete margin picture? Because I believe realizations have come up a little bit sequentially and off course the foreign exchange side might have contributed to a little bit of dent there as well.

Suresh Senapathy: We have said in the past that we continue to concentrate on the operating efficiencies. We got that well on the offshore mix. We did well in terms of utilization and various other parameters. Yes, we did have an adverse impact vis-a-vis the exchange which was about 80 basis points, and also we had a little bit of service mix related, or fixed price related, little bit of price drop, that had an adverse impact. Net-net we have been able to contain the overall margin decline to about 0.8% and I think going forward we will continue to have a fair amount of flattish kind of an operating margin but for the exchange gains.

Vivek Paul: If I may just add here on the pricing comment that you made. Actually, we have this discussion every time — it is really realization not pricing. On a head-to-head basis, we saw no pricing declines. Our new accounts, our new business keeps coming in at a pricing that’s higher than the average existing. What we saw was that the realization fell this quarter on a quarter on quarter basis related to two things, one is the mix of our business that comes in fixed price projects, and the second is that we had a drop also in terms of the growth in the higher revenue per employee lines.

CNBC: Vivek, I will come to your Q1 guidance in a bit but just do speak your mind about FY06. I know Wipro does not give specific guidance for the full year ahead, but in terms of volumes and pricing trends, simply trends, what do you see ahead as you go into the new financial year?

Vivek Paul: I think that it is pretty consistent with what we said last time. We think that technology spending is going to be moderate. We think that on the R&D side particularly we are going to see not the snap back that we saw, For example, if you look at the last quarter, we said that semiconductor would see softness, but we still did reasonably well on the embedded side, primarily because of the joy of anticipation. So, as we saw semiconductor was softening, we pushed hard on the computing platform side and we were actually able to get growth. I think that the environment for next year is what you might call an operating managers joy. Moderate growth, the ability to have enough levers to be able to drive operational improvements and continue to try and gain share by adding service lines.

CNBC: Vivek, morning. Just getting back to the point that you made about pricing, give us a sense of what we can expect from the quarter ahead because there has been a downtick in billing rates onsite and offshore. You think of some stickiness there?

Vivek Paul: Again, I would like to make sure that it is not a pricing issue, it is a mix issue. So it is not the realization rates rather than the billing rates. On a pricing head to head comparison there has not been a pricing drop. If you think about the last several quarters, Wipro has had the best performance in terms of pricing or realization improvement, but we have always maintained that this is one thing that we will take to the bank every time we can, but we are absolutely not going to count on it.

CNBC: The growth in the global IT Services, Vivek, did it face any compliance issues, SOX, the Patriot Act, has that put a little bit of dent in the growth in IT services for you?

Vivek Paul: What we see is that is more an account specific issue rather than industry general issues, and we have been fortunate that the account mix we have had that has not cropped up as an issue.

CNBC: Suresh, just want to get you back on the margin outlook, you said flattish margin outlook. Is that just for the quarter or for the foreseeable future, you think you can hold on to that 25% number, give or take just a few basis points?

Suresh Senapathy: We will keep to our guidance for a quarter, particularly in the revenue terms. So we really do not get into the full year guidance at all.

CNBC: On the foreign exchange side, could you just take us through what you are doing right now, are you cutting any of your hedges because the dollar snapped back? Have you had any reason to change your forex management strategy?

Suresh Senapathy: I think we are staying on course. We are not the experts to say that what rupee dollar movement would be, and for the basic reason that we are not in that game, we do hedge forward. We also have an accounting policy to match with that. As of 31st of March we had about $503 million of hedges over and above that has been assigned to the outstanding positions on the balance sheet in terms of receivables, etc. They are fairly at a 43.50 to 44.20 levels and they will come into the balance sheet, P&L as and then those kinds of assignments fall due.

CNBC: Suresh, morning. Any pressure on the margins coming in from the salary front? I know that your hikes came in largely in the third quarter, but anything that has fallen through or filtered through into the fourth quarter as well?

Suresh Senapathy: Yes, you are right, that the increases were given in the quarter ending December. There was nothing much done in Q4, and as of now it looks like we will get into a review down the line, and there is no specific day that we have assigned in terms of when will look at these new compensation increase.

Vivek Paul: If I may just add, one of the things that we tried this year was to manage the pyramid if you will, to be able to get a lower cost to the company of an average employee. And even though we had salary increases as we mentioned in the last call of 12-15%, our average cost per employee for the quarter four was actually lower than the average cost per employee on the quarter four of last year despite these salary increases.

CNBC: Vivek, are you seeing any kind of ramp down on any of your key clients? When you look at your basket of Top 10 clients, essentially more than $5 million clients, do you see any sense of ramp down at all for any reason?

Vivek Paul: Really searching for down sides, aren’t you? You work with multiple customers; obviously you’re going to have some ups and downs. The key is how you manage the portfolio. The beauty of our model is that we have the mix of all the businesses across verticals, across service lines, across geographies, and so it’s the portfolio factor that really we should look at.

Suresh Senapathy: And if I can supplement, the top 10 customers have grown about 9.6%, which is higher than the average sequential growth that we had for last quarter.

CNBC: Any new additions in this quarter Suresh that have filtered into or gone into your top 10 now?

Suresh Senapathy: We had about 41 new customers added on quarter ending March 04-05, which is very decent compared to the earlier quarters, and this has been fairly across in terms of both the US geography as well as Europe and also across the verticals whether telecom OEM, financial services or even enterprise space.

CNBC: Vivek, you talked about Europe being one area where you have seen a fair amount of growth. Take us through the picture you’ve also seen in India and in the APAC region, is that area also growing as a market now for Wipro?

Vivek Paul: Absolutely. If you think about the growth that we have had in the Indian side, it has been very much in line with what we are seeing as a big industrial recovery and a big spending increase in this domestic market. You know, in some sense I think that you will see more and more that the Indian presence that Wipro has will continue to be a source of great strength.

Suresh Senapathy: Year on year the Indian IT business has grown about 32%, much ahead of the industry. Particularly in the service lines part of the business, the growth has been significantly higher at about 36%.

CNBC: Vivek, just take us through what kind of capex you plan for 2006 and what kind of employee addition picture do you see going into the New Year. It will give us some sense of how optimistic you’re feeling about this.

Vivek Paul: The reality is we are a cash-rich business, which is why we had the big dividend as well as we continue to generate lot of cash. So the question we always ask ourselves is how can we deploy this most productively. Nevertheless, we are not letting it get us into a position where because we have cash in the pocket, we begin to feel an urge to spend it. As far as Capex is concerned over the past few years I think we have made investments that were, very tight. I think this year we want to loosen up a little bit in terms of spending more on infrastructure in anticipation of future growth. On a capex perspective, we will probably see an increase. I don’t want to give an exact number because we don’t give guidance on capex. As far as hiring is concerned, again, you know, same line we have had many times before which is we do not hire to inventory, or we do not hire to bench, we hire to demand. So it really is purely going to be a matter of how much we grow, how we continue to manage recruit to induct cycle time, and that continues to come down.

CNBC: When you sat and spoke to us in April 2004, how are you feeling right now about the business? Any changes at all with one year having past?

Vivek Paul: You feel like a year older. So, I think that and I mean that both personally and as a company. The reality is that this business is beginning to reach adolescence. So the growth curve is still there. You are still seeing that opportunity, but now it is not sort of as easy to collect up all that. You have a bigger base to work on. You have got more customers to work with; you have got growth issues to resolve. So it is beginning to feel more sort of repetitive in some sense. You might argue it is almost getting boring coming to the same thing again and again and do it really well and do it without faltering.

CNBC: Well I never thought that adolescence was boring at all Vivek, but I thought you were talking about that in a professional context rather than personal, right? Thanks very much both of you for joining in. We will see you next quarter again as always. Thanks very much for that chat. We will come back after this break and carry on with Wipro but this time with Raman Roy of SpectraMind and Sudip Banerjee.

Second part:

CNBC: We have just been talking to Vivek Paul of Wipro and Suresh Senapaty and they have pretty much taken us through the volume, price, and margin picture for Q1 and for the year FY06. It is time now to move on to the next leg of the Wipro Board Room. We have got Raman Roy, President of Wipro BPO, and Sudip Banerjee who is President of Enterprise Solutions at Wipro. Raman, let me start with you. Last quarter you were not feeling terribly good about Wipro BPO as you call it now. What’s been the picture in Q4 and how is it looking going forward?

Raman Roy: We have had a reasonable quarter; we showed a 38% growth against the same quarter last year. We ended the year with 56% growth. We anticipated and worked on the change of strategy that we articulated last time to say that we will go more for the non-voice business. That is where we saw the future, and we had indicated that we will see a bit of a subdued quarter and we came across along those lines slightly better. We added about 1300 plus employees and things are looking good.

CNBC: That’s a bit of a departure from what you said last time, Raman. You spoke about people issues, the employee hiring, and how difficult that is getting. Have things changed or are you pretty much seeing the same thing as you told us last time that things are not so easy?

Raman Roy: Things are not easy. We are not getting as many employees in as much state of readiness. Our average to train people has gone up because of the quality of the hires that we are seeing. As on 31st March, we have more than 4000 people in training, which is a large number out of a base of little over 15000. So our investments into the training are increasing. But are we able to get them to an international level, yes, we are, and we are being able to service the needs of the customer. We are very delighted to see that on a global platform we are tracking as number one or number two for majority of our customers

CNBC: Raman, good morning. Aside from not getting enough employees, there was also an attrition rate that was concerning for you. Has that stemmed a little bit in this quarter. Give us a picture in terms of your attrition?

Raman Roy: We had a decline in attrition for this quarter, the decline that equates to about little more than 11% on an annualized basis as a decline, but attrition continues to be an issue. We had 22.8% attrition for this quarter, and that continues to be an element of concern. The only good news is that against the last quarter we are seeing a decline, but there is still a lot of distance to cover. A large portion of our decline, which is about 9.7% of the attrition happens during training, which is where people do not measure up to the needs that we have on an international platform, and we need to focus on finding ways to get the right kind of raw material to feed the international market place.

CNBC: Is that a cost concern for Wipro BPO, Raman, training issues as also attrition versus retention measures?

Raman Roy: Yes, obviously. All of this impacts cost because we pay a salary to our staff while we train them, and if they do not measure up to the needs and there is an attrition, whether voluntary or involuntary, that impacts the cost.

CNBC: Sudip, good morning to you. Vivek spoke a little bit about the kind of change in mix that might be happening out there and also the fact that a large part of the growth in this quarter came from existing clients. Could you just elaborate on those two aspects?

Sudip Banerjee: As you heard earlier we had volume growth of about 8.5 to 9% sequential quarter on quarter and that has come across a broad range of existing customers. Our Top customers all grew. And the top 10 customers grew much faster than the other customers. So if you recall the last time we were here, we mentioned about our top customers, the top 10 customers which were not growing in that quarter very well. This quarter we had a complete reversal of that. We had very strong sequential volume growth which was led by growth in our top 10 customers, and that was spread across all industry verticals.

CNBC: When you look ahead into FY06, do you think your vertical composition as part of your revenue composition will change significantly, the kind of signals that you are picking up at this point?

Sudip Banerjee: I don’t think the vertical composition of revenue next year will change that much because what is happening is that we are seeing strong growth across all the enterprise verticals, you know, financial services had an outstanding year and they continue to grow. Retail had a very good year as well. The travel and media sub-segment grew very fast, and we are finding new traction within manufacturing and sectors like automotive and pharma. So we do expect that across the board all our verticals will show healthy growth next year, and therefore the overall composition as it stands today will more or less be the same as we go into 05-06.

CNBC: Here is the point that was made by the Chairman of Wipro himself saying that perhaps going ahead this is the end of mega deals. What is your sense? Are you sensing that there is a change in the kind of deals and contacts you’re getting into with new clients now?

Sudip Banerjee: Yes, I think what is really happening is that clients are seeking out long term partners. So they are not giving large 100 million or 200 million deals at one go, but they are rather selecting two or three partners and then working with them in many-many deals. So that is one change from the past. The other thing that we are noticing is that across industry verticals, we are adding healthy customers in each of these industries. For example last quarter we added seven customers across manufacturing and within manufacturing in sub segments like automotive and pharma, we added about five in retail, we added about four or five in travel and media sub segment. So every sub segment we are adding customers, and all these customers are very large organizations who are seeking partners with whom they think that they will get into a long-term relationship.

CNBC: Sudip, Raman, we will leave it there today. Thanks very much as always for talking to us. Sudip, Raman: Thank you